Report of Independent Public Accountants

To the Partners of Brandywine Investment Associates, L.P.

We have audited the accompanying balance sheet and the related statements of loss, changes in partner's capital, and cash flows for the year then ended of Brandywine Investment Associates, L.P. (the "Partnership"), a Maryland Limited Partnership, as of December 31, 2000. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Partnership as of December 31, 1999 and for the years ended December 31, 1999 and 1998 were not audited by us and, accordingly, we do not express an opinion on them.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brandywine Investment Associates, L.P. as of December 31, 2000, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Vienna, Virginia

March 16, 2001

BRANDYWINE INVESTMENT ASSOCIATES L.P. FORM 10K FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2000

TABLE OF CONTENTS

Page

Statements of Loss	3

Balance Sheets	4

Statements of Changes in Partners' Capital	5

Statements of Cash Flows	6

Notes to Financial Statements	7

BRANDYWINE INVESTMENT ASSOCIATES L.P. STATEMENTS OF LOSS

YEARS ENDED DECEMBER 31,
	2000	1999	1998
		(Unaudited)	(Unaudited)
Revenues
Miscellaneous Income	$ -	$ -	$ -
Total revenues	$ -	$ -	$ -

Expenses
General and administrative	$ 5,136	$ 3,186	$ 2,514
Interest and amortization expense	-	333,122	492,055
Total expenses	$ 5,136	$ 336,308	$ 494,569

Net Loss	$ (5,136)	$ (336,308)	$ (494,569)

Net Loss
General partner	$ (5,136)	$ (336,308)	$ (494,569)
Limited partners	-	-	-
	$ (5,136)	$ (336,308)	$ (494,569)

The accompanying notes are an integral part of these financial statements.

BRANDYWINE INVESTMENT ASSOCIATES L.P. BALANCE SHEETS

ASSETS
	DECEMBER 31,
	2000	1999
		(Unaudited)
Cash and Cash Equivalents
Unrestricted	$ 11,164	$ -

Assets Related to Land Development
Land and development costs	11,454,614	9,396,938

Receivables & Other Assets
Receivables	10,280	300
Commitment Fees net of Accumulated Amortization of $30,000
and $9,000, as of December 31, 2000 and 1999, respectively	77,687	99,367
Settlement Fees net of Accumulated Amortization of $40,000
and $12,000, as of December 31, 2000 and 1999, respectively	102,274	130,815
	$ 190,241	$ 230,482

Total Assets	$ 11,656,019	$ 9,627,420

LIABILITIES

Liabilities Related to Land Development
Recourse debt	$ 3,115,935	$ 1,915,123
Accounts payable and accrued liabilities	416,634	74,651
	3,532,569	1,989,774
Other Liabilities
Loan payable-General Partner	5,926,666	5,435,726

Total Liabilities	$ 9,459,235	$ 7,425,500

Partners' Capital
General partner	2,196,484	2,201,620
Limited partners	300	300
Total partners' capital	2,196,784	2,201,920

Total Liabilities and Partners' Capital	$ 11,656,019	$ 9,627,420

The accompanying notes are an integral part of these financial statements.

BRANDYWINE INVESTMENT ASSOCIATES L.P. STATEMENTS OF CHANGES IN PARTNER'S CAPITAL FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998
	General Partner's Capital	Limited Partner's Capital	Total

BALANCES, December 31, 1997	$ 3,032,497	$ 300	$ 3,032,797
Net Loss	(494,569)	-	(494,569)

BALANCES, December 31, 1998	$ 2,537,928	$ 300	$ 2,538,228
Net Loss	(336,308)	-	(336,308)

BALANCES, December 31, 1999	$ 2,201,620	$ 300	$ 2,201,920
Net Loss	(5,136)	-	(5,136)

BALANCES, December 31, 2000	$ 2,196,484	$ 300	$ 2,196,784

The accompanying notes are an integral part of these financial statements.

BRANDYWINE INVESTMENT ASSOCIATES L.P. STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2000	1999	1998
		(Unaudited)	(Unaudited)
Cash Flows from Operating Activities
Net loss from continuing operations	$ (5,136)	$ (336,308)	$ (494,569)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
Amortization	-	20,926	-
Changes in accounts payable	341,983	31,176	(61,592)
Net cash provided by (used in) operating activities	336,847	(284,206)	(556,161)

Cash Flows from Investing Activities
Investment in land improvements for future sales	(2,057,676)	(667,191)	(702,794)
Changes in other assets	40,241	(251,108)	-
Net cash used in investing activities	(2,017,435)	(918,299)	(702,794)

Cash Flows from Financing Activities
Cash proceeds from debt financing	1,200,812	1,915,123	1,258,955
Loans from General Partner	490,940	(712,618)	-
Net cash provided by financing activities	1,691,752	1,202,505	1,258,955

Net Increase in Cash and Cash Equivalents	11,164	-	-
Cash and Cash Equivalents, Beginning of Year	-	-	-
Cash and Cash Equivalents, End of Year	$ 11,164	$ -	$ -

The accompanying notes are an integral part of these financial statements.
BRANDYWINE INVESTMENT ASSOCIATES LIMITED PARTNERSHIP NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2000 AND 1999

(1)	Organization

Brandywine Investment Associates Limited Partnership (the "Partnership") is a Maryland limited partnership organized to own and develop 277 acres of land in Brandywine, Prince Georges County, Maryland. The Partnership was formed on November 19, 1985, and is to continue until 1) the dissolution of one or both parties, 2) the sale or disposition of all the property, 3) expiration of the term of the Partnership on December 31, 2025 or unanimous agreement of all partners.

The general partner of the Partnership, St. Charles Associates Limited Partnership ("SCA"), contributed land having an agreed value equal to the sum of $5,400,000 plus all closing costs, including, without limitation, transfer taxes and real estate taxes. Interstate General Company, L.P. ("IGC") is the General Partner of SCA and owns a 99% interest in SCA.

Profits and losses are allocated under the Partnership agreement as follows. Losses are allocated to the partners in proportion to their capital accounts. The first $5.4 million of income is allocable to the General Partner. After that, 50% of income is allocable to the General Partner, and the limited partners share the remaining 50%. Cash flow from the Partnership, after debt service, will be distributed pursuant to the preceding allocation of income.

(2)	Summary of Significant Accounting Policies

Basis of Accounting:

The accompanying financial statements were prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States.

Cash and Cash Equivalents:

Cash and cash equivalents include cash on hand, unrestricted deposits with financial institutions and short-term investments with original maturities of three months or less.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Sales and Profit Recognition and Cost Capitalization:

Sales revenues and profits from land sales and homebuilding activities will be recognized at closing only when sufficient down payments have been obtained, possession and other attributes of ownership have been transferred to the buyer, and the Partnership has no significant continuing involvement.

The cost of acquiring and developing land and the cost of homebuilding construction are allocated to these assets and charged to cost of sales as the related inventories are sold. The Partnership's interest costs related to homebuilding and land assets will be allocated to these assets based on their development stage and relative book value. The portion of interest allocated to land, building, lots under development, and homebuilding construction during the development and construction period is capitalized to the extent of qualifying assets. Remaining interest costs are expensed. The Partnership carries land, development, and homebuilding costs at the lower of cost or net realizable value.

Income Taxes:

No provision for federal, state, and local income taxes is made in the accounts of the Partnership as any resulting tax liabilities are that of the individual partners. Each partner is responsible for reporting its allocable share of the member's income, deductions, gains, losses, and credits. Further, partner's capital accounts reflected in the accompanying financial statements may differ from amounts reported in the member's federal income tax returns due to differences in accounting methods adopted for financial and tax reporting purposes.

Development Property:

Development property includes all costs directly attributable to the acquisition, development, and construction of real estate. The Partnership has capitalized land, real estate taxes, construction in process, and closing costs incurred during development.

(3)	Development Property

Development work began in late 1999 on the first phase of Brandywine Village and is to consist of 60 single-family home lots and 217 town home lots. Capitalized development costs consist of the following:

	2000	1999 (Unaudited)

Brandywine Land	$ 7,764,111	$ 7,791,711
Infrastructure	$ 1,029,424	$ 77,568
Single-Family Lots	$ 660,559	$ 175,099
Town Home Lots	$ 79,400	$ -
Development Interest and Taxes	$ 1,921,120	$ 1,352,560

	$ 11,454,614	$ 9,396,938

Development Fee - SCA earned a development fee equal to 5% of the development costs as defined in the Brandywine Investment Associates Limited Partnership Agreement. At December 31, 1999, the Partnership incurred $102,688 in development fees earned by SCA. These fees were paid in full in 1999. As of December 31, 2000, no additional development fees were incurred.

(4)	Advances and Amounts Due General Partner

Advances and amounts due the General Partner include a $4,635,792 Demand Note dated September 10, 1997 between the Partnership and SCA. The terms of the note require interest to be compounded monthly at an annual rate of one percentage point above the prime interest rate, calculated on the basis of a three hundred sixty day year. Accrued interest associated with this note was $1,273,598 as of December 31, 2000. Payment of principal and any unpaid and accrued interest is payable within two business days of the Borrower's receipt of a demand notice from the Partnership. The note and accrued interest will be repaid out of proceeds from lot sales. Interest was not capitalized on the SCA note prior to November 1999, as management believed it was not recoverable in future sales.

(5)	Debt

The Partnership's outstanding debt is collateralized by the underlying property. The following table summarizes the indebtedness of the Partnership at December 31, 2000 and 1999:
			Outstanding December 31,
	Maturity Date	Interest Rate	2000	1999

Infrastructure Debt	07/20/04	Prime + .75%	$ 2,116,919	$ 1,395,780
Single-Family Debt	07/20/04	Prime + .75%	904,649	519,343
Townhouse Debt	07/20/04	Prime + .75%	94,367	-
Total Recourse Debt			$ 3,115,935	$ 1,915,123

The Partnership has three development loans totaling $10,840,000. These loans are secured by a deed of trust on the property and a second deed of trust on property owned by IGC and is guaranteed by IGC. There is an interest reserve on each loan sufficient to cover interest through the term of the loans. Principal curtailments are due as sales occur.

(6)	Related Party Transaction

During the first quarter of 2000, the Partnership entered into an agreement with Community Homes, Inc. for construction of the 48 single-family homes in Section One at a price of $4,000 per home, plus one-half of the profit on each, based on a $50,000 lot development fee due to the Partnership. Greater than 50 percent of Community Homes is owned by the same family group that has direct and indirect ownership of greater than 50 percent in Interstate General Company, L.P., the parent company of SCA. The Partnership believes that this contract contains the same terms as that of a third-party contract.